WillScot Corporation
901 S. Bond St., Suite 600
Baltimore, MD 21231

November 2, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             WillScot Corporation
Registration Statement on Form S-3
Filed September 21, 2018
File No. 333-227480

Dear Mr. Stertzel & Ms. McConnell:

WillScot Corporation (referred to as the “Company”, “we”, “our” or “us”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 19, 2018 regarding our Registration Statement on Form S-3, filed with the Commission on September 21, 2018 (the “Form S-3”). For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below.

In addition, we advise the Staff, as detailed below and in the amendment to the Form S-3, that we have added several additional selling stockholders to the Form S-3 and have correspondingly updated our disclosure to explain the source of the shares of our Class A common stock, par value $0.0001 per share (“Common Stock”), being registered and the relevant exemption under which they were issued to each such selling stockholder.

Form S-3 Filed September 21, 2018

Selling Stockholders, page 9

1.              It appears that you originally issued the registered shares in connection with your merger with Modspace in November 2017. Please clarify in your disclosure if this is true and/or describe each of the transactions in which you issued the shares covered by this registration statement. Tell us whether the selling shareholders represent all of the recipients of securities in the merger. Also, please disclose the exemption from registration upon which you relied in issuing the securities in the merger and/or any other transaction where the selling shareholders received the securities.

The Company respectfully acknowledges the Staff’s comment and notes that the shares being registered on the Form S-3 were issued in three separate transactions as described below. The Company shall supplement its disclosure regarding the transactions in which the shares were initially issued by amendment to the Form S-3.

Our predecessor company, Double Eagle Acquisition Corp. (“Double Eagle”), was incorporated in June 2015 as a Cayman Islands exempted company and as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more target businesses and completed an initial public offering in September 2015. In connection with the initial public offering, Double Eagle issued 12,500,000 shares of Common Stock in a private placement (the “Private Placement”) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), to certain of its directors and officers, or their affiliates, and granted certain registration rights to the holders of those shares. The holders of 6,734,375 of the shares of Common Stock issued in the Private Placement have chosen to exercise those registration rights, and those 6,734,375 shares of Common Stock are being registered on the Form S-3.

On November 29, 2017, in connection with our business combination with Williams Scotsman International, Inc, (the “Business Combination”), we issued 43,568,901 shares of our Common Stock in a private placement transaction pursuant to Section 4(a)(2) of the Securities Act to Sapphire Holding S.à r.l (“Sapphire Holding”), our controlling stockholder, and granted certain registration rights to Sapphire Holding in connection therewith. Pursuant to an agreement between Sapphire Holding and Gerard E. Holthaus, the chairman of our board of directors, Sapphire Holding transferred 300,000 of these shares of Common Stock to Gerard E. Holthaus on the same day and Mr. Holthaus was similarly granted certain registration rights. Sapphire Holding further received a total of 5,765,625 shares of our Common Stock upon release, on January 19, 2018 and August 1, 2018, of such shares from escrow pursuant to the terms of an earnout agreement entered into by and among us, Sapphire Holding, Double Eagle Acquisition LLC and Harry E. Sloan concurrent with the closing of the Business Combination and for which Sapphire Holding was similarly granted certain registration rights. Each of Sapphire Holding and Mr. Holthaus has chosen to exercise its registration rights and these 49,034,526 shares and 300,000 shares of Common Stock, respectively, are being registered on the Form S-3.

On August 15, 2018, we issued 6,458,229 shares of our Common Stock as partial consideration (the “Stock Consideration”) for our acquisition of Modular Space Holdings, Inc. (“ModSpace”). The Stock Consideration was issued in a private placement pursuant to Section 4(a)(2) of the Securities Act, to certain sellers of ModSpace. We granted certain registration rights to the recipients of the Stock Consideration, and the holders of 5,797,045 shares of Common Stock issued as Stock Consideration have chosen to exercise those registration rights, and those 5,797,045 shares of Common Stock are being registered on the Form S-3.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 410-931-6150.

Sincerely,

/s/ Bradley L. Bacon
Bradley L. Bacon
Vice President, General Counsel & Corporate Secretary
WillScot Corporation

cc:	Jeffrey J. Pellegrino, Partner
Allen & Overy LLP